Mail Stop 6010

November 16, 2007

Biao Jin
Chief Executive Officer
31 Dingjiang Road
Jianggan District, Hangzhou, China

      Re: **AIDA Pharmaceuticals, Inc.**
              Registration Statement on Form SB-2
              Filed November 13, 2007
              File No. 333-147318

Dear Mr. Jin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise the cover page of your prospectus to clearly indicate that the selling price of the units will be $2.20 per unit. Please refer to Item 501 of Regulation S-B for a list of the items required to be disclosed on the cover page of your prospectus.

Determination of Offering Price, page 26

2. We note your disclosure that you "have proposed a selling price of $2.20 per share." Please revise your disclosure to clarify that the selling price will be $2.20 per unit, rather than per share. Also, please describe the formula or other criteria

used to determine a selling price of $2.20 per unit.

Signatures, page II-5

3. Please revise your signature page to include the signature of your controller or principal accounting officer. Also, if correct, please clarify under the respective signatures that Mr. Biao Jin is your principal executive officer and that Ms. Hui Lin is your principal financial officer. Please see Instructions 1 and 2 to Form SB-2.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Richard A. Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32 Floor
        New York, NY 10006